Exhibit 99.2
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Baytex Energy Corp. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, we have concluded that as of December 31, 2016, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2016 has been audited by KPMG LLP, the Company's Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements for the year ended December 31, 2016.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, has prepared the accompanying consolidated financial statements of Baytex Energy Corp. Financial and operating information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

KPMG LLP were appointed by the Company's Board of Directors to express an audit opinion on the consolidated financial statements. Their examination included such tests and procedures, as they considered necessary, to provide a reasonable assurance that the consolidated financial statements are presented fairly in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee, with assistance from the Reserves Committee regarding the annual review of our petroleum and natural gas reserves. The Audit Committee meets regularly with management and the Independent Registered Public Accounting Firm to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval. The Audit Committee also considers the independence of KPMG LLP and reviews their fees. The Independent Registered Public Accounting Firm has access to the Audit Committee without the presence of management.

INDEPENDENT AUDITORS’ REPORT
To the Shareholders and Board of Directors of Baytex Energy Corp.

We have audited the accompanying consolidated financial statements of Baytex Energy Corp., which comprise the consolidated statements of financial position as at December 31, 2016, the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Baytex Energy Corp. as at December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards
Board.

Comparative Information

Without modifying our opinion, we draw attention to Note 13 to the consolidated financial statements which indicates that the comparative information presented as at and for the year ended December 31, 2015, has been adjusted and that an opening statement of financial position as at January 1, 2015 is not presented.

The consolidated financial statements of Baytex Energy Corp. as at and for the year ended December 31, 2015 excluding the adjustment described in Note 13 to the consolidated financial statements were audited by another auditor who expressed an unmodified opinion on those financial statements on March 2, 2016.

As part of our audit of the consolidated financial statements as at and for the year ended December 31, 2016, we audited the adjustment described in Note 13 to the consolidated financial statements that was applied to adjust the comparative information presented as at and for the year ended December 31, 2015, and the opening statement of financial position as at January 1, 2015 (not presented herein). In our opinion, the adjustment is appropriate and has been properly applied.

We were not engaged to audit, review, or apply any procedures to the December 31, 2015, consolidated financial statements or the January 1, 2015, consolidated statement of financial position, other than with respect to the adjustment described in Note 13 to the consolidated financial statements. Accordingly, we do not express an opinion or any other form of assurance on those financial statements taken as a whole.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Baytex Energy Corp.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2017 expressed an unmodified (unqualified) opinion on the effectiveness of Baytex Energy Corp.’s internal control over financial reporting.

Chartered Professional Accountants
March 6, 2017
Calgary, Canada

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders of Baytex Energy Corp.

We have audited Baytex Energy Corp.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Baytex Energy Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Baytex Energy Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Baytex Energy Corp. as of December 31, 2016, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for the year ended December 31, 2016, and our report dated March 6, 2017 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants
March 6, 2017
Calgary, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Baytex Energy Corp.

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 13 to the consolidated financial statements, the accompanying consolidated financial statements of Baytex Energy Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2015, and the consolidated statement of loss and comprehensive loss, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information (the 2015 consolidated financial statements before the effects of the adjustments discussed in Note 13 to the consolidated financial statements are not presented herein).

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 13 to the consolidated financial statements, present fairly, in all material respects, the financial position of Baytex Energy Corp. and subsidiaries as at December 31, 2015, and their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants
March 2, 2016
Calgary, Canada

Baytex Energy Corp.
Consolidated Statements of Financial Position
(thousands of Canadian dollars)

As at	December 31, 2016	December 31, 2015

ASSETS
Current assets
Cash	$2,705	$247
Trade and other receivables (note 18)	112,171	98,093
Financial derivatives (note 18)	2,219	106,573
	117,095	204,913
Non-current assets
Financial derivatives (note 18)	—	4,417
Exploration and evaluation assets (note 6)	308,462	578,969
Oil and gas properties (note 7)	4,152,169	4,674,175
Other plant and equipment (note 8)	16,359	26,024
	$4,594,085	$5,488,498

LIABILITIES
Current liabilities
Trade and other payables (note 18)	$112,973	$267,838
Financial derivatives (note 18)	28,532	—
Onerous contracts (note 19)	9,504	—
	151,009	267,838
Non-current liabilities
Bank loan (note 9)	187,954	252,172
Long-term notes (note 10)	1,566,116	1,602,757
Asset retirement obligations (note 11)	331,517	296,002
Deferred income tax liability (note 15)	375,695	655,255
Financial derivatives (note 18)	2,833	—
	2,615,124	3,074,024

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 12)	4,422,661	4,296,831
Contributed surplus (note 13)	21,405	22,045
Accumulated other comprehensive income	629,863	705,382
Deficit (note 13)	(3,094,968)	(2,609,784)
	1,978,961	2,414,474
	$4,594,085	$5,488,498

Commitments and contingencies (note 20)
Subsequent event (note 23)

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts)

	Years Ended December 31
	2016	2015

Revenue, net of royalties
Petroleum and natural gas sales	$780,095	$1,121,424
Royalties	(178,116)	(241,425)
	601,979	879,999

Expenses
Operating	240,705	320,187
Transportation	28,257	53,127
Blending	9,622	27,830
General and administrative	50,866	59,406
Exploration and evaluation (note 6)	5,976	8,775
Depletion and depreciation (notes 7 and 8)	508,309	661,858
Impairment (notes 6 and 7)	423,176	1,038,554
Share-based compensation (note 13)	13,882	24,573
Financing and interest (note 16)	114,199	111,660
Financial derivatives loss (gain) (note 18)	43,207	(142,729)
Foreign exchange (gain) loss (note 17)	(42,678)	210,713
Disposition of oil and gas properties (gain) loss (note 7)	(43,907)	1,519
Other expense (income)	8,152	(8,448)
	1,359,766	2,367,025
Net income (loss) before income taxes	(757,787)	(1,487,026)
Income tax (recovery) expense (note 15)
Current income tax (recovery) expense	(8,042)	8,907
Deferred income tax (recovery)	(264,561)	(353,053)
	(272,603)	(344,146)
Net income (loss) attributable to shareholders	$(485,184)	$(1,142,880)
Other comprehensive income (loss)
Foreign currency translation adjustment	(75,519)	505,807
Comprehensive income (loss)	$(560,703)	$(637,073)

Net income (loss) per common share (note 14)
Basic	$(2.29)	$(5.77)
Diluted	$(2.29)	$(5.77)

Weighted average common shares (note 14)
Basic	212,298	198,207
Diluted	212,298	198,207

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Consolidated Statements of Changes in Equity
(thousands of Canadian dollars)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2014 (note 13)	$3,580,825	$39,308	$199,575	$(1,312,931)	2,506,777
Dividends to shareholders (note 12)	—	—	—	(153,973)	(153,973)
Vesting of share awards (note 12)	41,836	(41,836)	—	—	—
Share-based compensation (note 13)	—	24,573	—	—	24,573
Issued for cash (note 12)	632,494	—	—	—	632,494
Issuance costs, net of tax (note 12)	(19,301)	—	—	—	(19,301)
Issued pursuant to dividend reinvestment plan (note 12)	60,977	—	—	—	60,977
Comprehensive income (loss) for the year	—	—	505,807	(1,142,880)	(637,073)
Balance at December 31, 2015 (note 13)	$4,296,831	$22,045	$705,382	$(2,609,784)	2,414,474
Vesting of share awards (note 12)	14,522	(14,522)	—	—	—
Share-based compensation (note 13)	—	13,882	—	—	13,882
Issued for cash (note 12)	115,014	—	—	—	115,014
Issuance costs, net of tax (note 12)	(3,706)	—	—	—	(3,706)
Comprehensive income (loss) for the year	—	—	(75,519)	(485,184)	(560,703)
Balance at December 31, 2016	$4,422,661	$21,405	$629,863	$(3,094,968)	1,978,961

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

	Years Ended December 31
	2016	2015

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the year	$(485,184)	$(1,142,880)
Adjustments for:
Share-based compensation (note 13)	13,882	24,573
Unrealized foreign exchange (gain) loss (note 17)	(41,436)	213,999
Exploration and evaluation (note 6)	5,976	8,775
Depletion and depreciation	508,309	661,858
Impairment (notes 6 and 7)	423,176	1,038,554
Non-cash financing and accretion (note 16)	10,514	8,256
Loss on onerous contracts (note 19)	10,116	—
Unrealized financial derivatives loss (note 18)	140,136	54,816
Disposition of oil and gas properties (gain) loss (note 7)	(43,907)	1,519
Deferred income tax (recovery)	(264,561)	(353,053)
Payments on onerous contracts (note 19)	(770)	—
Change in non-cash working capital (note 19)	(23,270)	43,891
Asset retirement obligations settled (note 11)	(5,616)	(10,888)
	247,365	549,420

Financing activities
Payment of dividends	—	(109,806)
Decrease in bank loan	(60,910)	(439,465)
Tenders of long-term notes	—	(10,372)
Issuance of common shares, net of issuance costs (note 12)	109,939	606,095
	49,029	46,452

Investing activities
Additions to exploration and evaluation assets (note 6)	(4,716)	(5,642)
Additions to oil and gas properties (note 7)	(220,067)	(515,397)
Property acquisitions	(117)	(2,070)
Proceeds from disposition of oil and gas properties (note 7)	63,237	423
Current income tax paid on dispositions	—	(8,181)
Dispositions to other plant and equipment, net of additions (note 8)	5,129	4,107
Change in non-cash working capital (note 19)	(135,743)	(70,968)
	(292,277)	(597,728)
Impact of foreign currency translation on cash balances	(1,659)	961
Change in cash	2,458	(895)
Cash, beginning of year	247	1,142
Cash, end of year	$2,705	$247

Supplementary information
Interest paid	$104,183	$100,257
Income taxes paid	$5,332	$12,064

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(all tabular amounts in thousands of Canadian dollars, except per common share amounts)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). The significant accounting policies set out below were consistently applied to all periods presented.

The consolidated financial statements were approved by the Board of Directors of Baytex on March 6, 2017.

The consolidated financial statements have been prepared on the historical cost basis, with some exceptions as noted in the accounting policies set out below. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated. Prior period financial statement amounts have been reclassified to conform with current period presentation and the adjustments to share-based compensation (see note 13).

Measurement Uncertainty and Judgments

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenue and expenses during the reporting period. Accordingly, actual results can differ from those estimates. The key areas of judgment or estimation uncertainty that have a significant risk of causing material adjustment to the reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingencies are discussed below.

Oil and Gas Activities
Reserves estimates can have a significant effect on net income (loss), assets and liabilities as a result of their impact on depletion, asset retirement obligations, asset impairments and business combinations. The estimation of reserves is a complex process requiring significant judgment. The Company's reserves are estimated annually by independent reserves evaluators and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate a 50 percent or greater statistical probability of being recovered (total proved plus probable reserves) or a 10 percent or greater statistical probability of being recovered (total possible reserves). Changes to estimates such as forward price estimates, production costs, recovery rates and, accordingly, economic status of reserves may have a material impact on the consolidated financial statements.

The Company's capital assets are aggregated into cash-generating units based on management's judgment of their ability to generate largely independent cash flows. The cash-generating units are used to assess impairment and, accordingly, can directly impact the recoverability of the assets therein. Impairment of assets and groups of assets are calculated based on the higher of value-in-use calculations and fair value less cost to sell. These calculations require the use of estimates and assumptions on highly uncertain matters such as future commodity prices, royalty rates, effects of inflation and technology improvements on operating expenses, production profiles and the outlook of market supply-and-demand conditions for oil and natural gas products. Any changes to these estimates and assumptions could impact the carrying value of assets. Management applies judgment when it assesses internal and external factors to determine if indicators of impairment or indicators of impairment reversal exist.

The determination of technical feasibility and commercial viability of exploration and evaluation assets ("E&E") for the purposes of reclassifying such assets to oil and gas properties is subject to management judgment.

Depletion and Depreciation
The amounts recorded for depletion of oil and gas properties are based on a unit-of-production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account the level of development required to produce the reserves. See "Oil and Gas Activities" above for discussion of estimates and judgments involved in reserve estimation.

Amounts recorded for depreciation are based on the estimated useful lives of depreciable assets which are reviewed by management at each reporting date.

Business Combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value of assets and liabilities acquired often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of oil and gas properties and exploration and evaluation assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net income (loss) can be affected as a result of changes in future depletion, depreciation, asset impairment or goodwill impairment.

Joint Control
Judgment is required to determine when the Company has joint control over a joint operation, which requires an assessment of the capital and operating activities of the projects undertaken with partners and when decisions in relation to those activities require unanimous consent.

Fair Value of Financial Instruments
Fair values of financial instruments, where active market quotes are not available, are estimated using the Company's assessment of available market inputs and are described in note 18. These estimates may vary from the actual prices achieved upon settlement of the financial instruments.

Share-based Compensation
Compensation expense related to awards granted under the Company's Share Award Incentive Plan is dependent on estimated fair values, forfeiture rates and, for performance awards, a payout multiplier based on past performance. Compensation expense may fluctuate due to changes in management's estimates.

Asset Retirement Obligations
The amounts recorded for asset retirement obligations are based on the Company's net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and the facilities, the estimated time period during which these costs will be incurred in the future and the discount and inflation rates. Any changes to these estimates could change the amount recorded for asset retirement obligations and may materially impact the consolidated financial statements of future periods.

Legal
The Company is engaged in litigation and claims arising in the normal course of operations where the actual outcome may vary from the amount recognized in the consolidated financial statements. None of these claims are expected to materially affect the Company's financial position or reported results of operations.

Income Taxes
Regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change and differing interpretations require management judgment. Income tax filings are subject to audits and re-assessments and changes in facts, circumstances and interpretations of the standards may result in a material change in the Company's provision for income taxes. As such, income taxes are subject to measurement uncertainty.

3.	SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant subsidiaries included in the Company's accounts include Baytex Energy USA, Inc., Baytex Energy Ltd. and Baytex Energy Partnership. Intercompany balances, net income (loss) and unrealized gains and losses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

A portion of the Company's exploration, development and production activities are conducted through jointly controlled operations. The financial statements reflect the Company's proportionate interest where the Company reports items of a similar nature to those on the financial statements of the joint arrangement, on a line-by-line basis, from the date that joint control commences until the date that joint control ceases. Joint control exists for contractual arrangements governing assets whereby the Company has less than 100 per cent working interest, all of the partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties that collectively control the arrangement and share the associated risks.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The cost of an acquisition is measured as cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The acquired identifiable assets and liabilities assumed, including contingent liabilities, are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair value of the net identifiable assets acquired is recognized as goodwill. If the cost of acquisition is below the fair values of the identifiable net assets acquired, the deficiency is credited to net income (loss) in the statements of income (loss) and comprehensive income (loss) in the period of acquisition. Associated transaction costs are expensed when incurred.

Exploration and Evaluation Assets, Oil and Gas Properties and Other Plant and Equipment

Pre-license Costs
Pre-license costs are costs incurred before the legal rights to explore a specific area have been obtained. These costs are expensed in the period in which they are incurred.

E&E Costs
Once the legal right to explore has been acquired, costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well program/project is complete and the results have been evaluated. Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing. E&E costs are capitalized until technical feasibility and commercial viability of extracting petroleum and natural gas resources is considered to be determined. The technical feasibility and commercial viability of extracting petroleum and natural gas resources is dependent on the existence of economically recoverable reserves for the project. All such costs are subject to technical, commercial and management review to confirm the continued intent to develop or otherwise extract value from the asset. If the asset is determined not to be technically feasible or economically viable, an impairment is charged to net income (loss). Upon determination of technical feasibility and commercial viability, the E&E assets attributable to those reserves are tested for impairment on transfer to oil and gas properties.

Borrowing Costs and Other Capitalized Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. A qualifying asset is an asset that requires a period of one year or greater to get ready for its intended use or sale. Baytex currently has no qualifying assets that would allow for borrowing costs to be capitalized to the asset and all borrowing costs are expensed as incurred.

Depletion and Depreciation
The net carrying value of oil and gas properties is depleted using the unit-of-production method based on estimated proved and probable reserves. Future development costs, which are the estimated costs necessary to bring those reserves into production, are included in the depletable base. For purposes of the depletion calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil.

The depreciation methods and estimated useful lives for other plant and equipment are as follows:

Classification	Method	Rate or period
Motor Vehicles	Diminishing balance	15%
Office Equipment	Diminishing balance	20%
Computer Hardware	Diminishing balance	30%
Furniture and Fixtures	Diminishing balance	10%
Leasehold Improvements	Straight-line over life of the lease	Various
Other Assets	Diminishing balance	Various

The expected lives of other plant and equipment are reviewed on an annual basis and, if necessary, changes in expected useful lives are accounted for prospectively. Field inventory which is included in other plant and equipment is valued at the lower of cost, using the weighted average cost method, or net realizable value and is not depreciated.

Goodwill

Goodwill is the excess of the purchase price paid over the fair value of net identifiable assets acquired, which is inherently imprecise as estimates and judgment are required in the determination of the fair value of assets and liabilities. Goodwill is assessed for impairment at least annually at year end, or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is recognized in net income (loss) and is not subject to reversal. On the disposal or termination of a previously acquired business, any remaining balance of associated goodwill is included in the determination of the gain or loss on disposal. Goodwill is not deductible for income tax purposes.

Impairment

Non-derivative financial assets

The Company assesses non-derivative financial assets at each reporting date to determine whether there is any objective evidence indicating that it is impaired. Objective evidence exists if one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset is measured as the difference between the amortized cost of the financial asset and its recoverable amount.

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in net income (loss). An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in net income (loss).

Non-financial Assets

E&E assets are assessed for impairment when they are reclassified to oil and gas properties and if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The Company assesses other assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets (the “cash-generating unit” or “CGU”). Goodwill acquired is allocated to CGUs expected to benefit from synergies of the related business combination.

The Company assesses its CGUs for impairment when indicators of impairment exist or at least annually for CGUs with goodwill. The Company compares the recoverable amount of the CGU to its carrying amount. A CGU's recoverable amount is the higher of its fair value less costs of disposal and its value-in-use. In assessing the recoverable amount, the estimated future cash flows are adjusted for the risks specific to the CGU and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money. Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. The impairment reduces the carrying amount of any goodwill allocated to the CGU first, with any remaining impairment being allocated to the individual assets in the CGU on a pro-rata basis. Impairment is charged to net income (loss) in the period in which it occurs.

For all assets (other than goodwill), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. An impairment may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation and depletion, had no impairment been recognized for the asset in prior years and circumstances indicate the impairment no longer exists. Such reversal is recognized in net income (loss). Impairment recognized in relation to goodwill is not reversed for subsequent increases in its recoverable amount.

Asset Retirement Obligations

The Company recognizes a liability for the future asset retirement costs associated with its oil and gas properties discounted using the risk free interest rate. The present value of the liability is capitalized as part of the cost of the related asset and depleted to expense over its useful life. The liability is accreted until the date of expected settlement of the retirement obligation and is recognized within financing costs in the statements of income (loss) and comprehensive income (loss). Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows or the discount rates are recognized as changes in the asset retirement obligation provision and related asset at each reporting date.

Foreign Currency Translation

Foreign transactions
Transactions completed in currencies other than the functional currency are reflected in Canadian dollars at the exchange rates prevailing at the time of the transactions. Foreign currency assets and liabilities are translated to Canadian dollars at the period-end exchange rate. Revenue and expenses are translated to Canadian dollars using the average exchange rate for the period. Both realized and unrealized gains and losses resulting from the settlement or translation of foreign currency transactions are included in net income (loss).

Foreign operations
As several of the Company's subsidiaries operate and transact primarily in countries other than Canada, they accordingly have functional currencies other than the Canadian dollar. The designation of the Company's functional currency is a management judgment based on the currency of the primary economic environment in which the Company operates.

Assets and liabilities of foreign operations are translated to Canadian dollars at the period-end exchange rate. Revenues and expenses of foreign operations are translated to Canadian dollars using the average exchange rate for the period. The resulting unrealized gains or losses are included in accumulated other comprehensive income (loss) in shareholders' equity and are reclassified to net income (loss) when there has been a disposal or partial disposal of the foreign operation.

Revenue Recognition

Revenue associated with sales of petroleum and natural gas is recognized when title passes to the purchaser at the delivery point and collectability of the revenue is probable. Revenue from the production of petroleum and natural gas in which the Company has an interest with other producers is recognized based on the Company's working interest and the terms of the relevant agreements. Purchases and sales of products that are entered into in contemplation of each other with the same counterparty with the right and intent to settle net are recorded on a net basis.

Transportation Expense

Costs paid by Baytex for the transportation of crude oil, natural gas, condensate and NGLs to the point of title transfer are recognized when transportation is provided. For the U.S. operations, Baytex does not have sufficient information to bifurcate these costs and therefore transportation expenses has been included as part of operating expense.

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument and are classified into one of the following five categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Subsequent measurement of financial instruments is based on their initial classification. FVTPL financial assets are measured at fair value and changes in fair value are recognized in net income (loss). Available-for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the instrument is derecognized or impaired. The remaining categories of financial instruments are recognized at amortized cost using the effective interest method. Cash and financial derivatives are classified at FVTPL. Trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, dividends payable to shareholders, bank loan and long-term notes are classified as other financial liabilities, which are measured at amortized cost.

An embedded derivative is a component of a contract that modifies the cash flows of the contract. These hybrid contracts consist of a host contract and an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative unless the economic characteristics and risks of the embedded derivative are closely related to the host contract. The embedded derivatives are measured at FVTPL.

The transaction costs that are directly attributable to the acquisition or issue of a financial asset or a financial liability classified as FVTPL are expensed immediately. For a financial asset or a financial liability carried at amortized cost, transaction costs directly attributable to acquiring or issuing the asset or liability are added to, or deducted from, the fair value on initial recognition and amortized through net income (loss) over the term of the financial instrument. Debt issuance costs related to the restructuring of credit facilities are capitalized and amortized as financing costs over the term of the credit facilities.

The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The risk management policy permits the use of certain derivative financial instruments, including swaps and collars, to manage these fluctuations. All transactions of this nature entered into by the Company are related to underlying financial instruments or future petroleum and natural gas production. These instruments are classified as FVTPL. The Company does not use financial derivatives for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and therefore has not applied hedge accounting. As a result, the Company applies the fair value method of accounting for all derivative instruments by recording an asset or liability on the statements of financial position and recognizing changes in the fair value of the instrument in the statements of income (loss) and comprehensive income (loss) for the current period. The fair values of these instruments are based on quoted market prices or, in their absence, third-party market indications and forecasts. Attributable transaction costs are recognized in net income (loss) when incurred.

The Company has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the statements of financial position. Settlements on these physical delivery sales contracts are recognized in revenue in the period the product is delivered to the sales point.

Income Taxes

Current and deferred income taxes are recognized in net income (loss), except when they relate to items that are recognized directly in equity, in which case the current and deferred taxes are also recognized directly in equity. When current income tax or deferred income tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination as goodwill.

Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted at the end of the reporting period.

The Company follows the balance sheet asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are recognized for all temporary differences deductible to the extent future recovery is probable. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred income taxes are calculated using enacted or substantively enacted tax rates. Deferred income tax balances are adjusted for any changes in the enacted or substantively enacted tax rates and the adjustment is recognized in the period that the rate change occurs.

Share-based Compensation Plans

The Company has a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards (collectively, "share awards") may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plans of the Company) shall not at any time exceed 3.8% of the then-issued and outstanding common shares.

Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award (plus dividend equivalents). Each performance award entitles the holder to be issued the number of common shares designated in the performance award (plus dividend equivalents) multiplied by a payout multiplier. Under the Share Award Incentive Plan, common shares are issued as to one-sixth on the first anniversary date of the grant and as to one-sixth every six months thereafter (with the last issuance to occur 36 months following grant date (42 months for grants prior to 2016)). Expenses related to the Share Award Incentive Plan are determined based on the fair value of the share awards on the grant date. Both restricted and performance awards are expensed over the vesting period. The payout multiplier is dependent on the performance of the Company relative to pre-defined corporate performance measures for a particular period. In the case of both restricted and performance awards, the number of common shares to be issued on the applicable issue date is adjusted to account for the payments of dividends from the grant date to the applicable issue date.

4.	CHANGES IN ACCOUNTING POLICIES
Future Accounting Pronouncements

Revenue from Contracts with Customers

In April 2016, the IASB issued its final amendments to IFRS 15 Revenue from Contracts with Customers, which will replace IAS 11 Construction Contracts and IAS 18 Revenue and the related interpretations on revenue recognition. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. The standard also requires extensive new disclosures, as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. IFRS 15 shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will be applied by Baytex on January 1, 2018. The Company is currently in the process of creating a plan to identify and review its various revenue streams and underlying contracts and assessing the impact on the consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments which is intended to replace IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: amortized cost and fair value. Under IFRS 9, where the fair value option is applied to financial liabilities, any change in fair value resulting from an entity’s own credit risk is recorded through other comprehensive income (loss) rather than net income (loss). The new standard also introduces a credit loss model for evaluating impairment of financial assets. In addition, IFRS 9 provides a hedge accounting model that is more in line with risk management activities. The Company currently does not apply hedge accounting to its derivative contracts nor does it intend to apply hedge accounting upon adoption of IFRS 9. The standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 9 will be applied by Baytex on January 1, 2018. The Company is currently evaluating its impact on the consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces IAS 17 Leases. IFRS 16 introduces a single recognition and measurement model for lessees, which will require recognition of lease assets and lease obligations on the balance sheet. Short-term leases and leases for low value assets are exempt from recognition and may be treated as operating leases and recognized through net income (loss). The standard is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has been adopted. The standard shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. IFRS 16 will be applied by Baytex on January 1, 2019. The Company is currently evaluating the impact of the standard on the consolidated financial statements.

5.	SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the Company's geographic locations:

•	Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;

•	U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the U.S.; and

•	Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Years Ended December 31	2016	2015	2016	2015	2016	2015	2016	2015

Revenue, net of royalties
Petroleum and natural gas sales	$299,632	$521,104	$480,463	$600,320	$—	$—	$780,095	$1,121,424
Royalties	(37,720)	(67,323)	(140,396)	(174,102)	—	—	(178,116)	(241,425)
	261,912	453,781	340,067	426,218	—	—	601,979	879,999

Expenses
Operating	142,242	210,945	98,463	109,242	—	—	240,705	320,187
Transportation	28,257	53,127	—	—	—	—	28,257	53,127
Blending	9,622	27,830	—	—	—	—	9,622	27,830
General and administrative	—	—	—	—	50,866	59,406	50,866	59,406
Exploration and evaluation	5,976	8,775	—	—	—	—	5,976	8,775
Depletion and depreciation	210,778	279,744	293,231	377,847	4,299	4,267	508,309	661,858
Impairment	256,559	45,703	166,617	992,851	—		423,176	1,038,554
Share-based compensation (note 13)	—	—	—	—	13,882	24,573	13,882	24,573
Financing and interest	—	—	—	—	114,199	111,660	114,199	111,660
Financial derivatives (gain)	—	—	—	—	43,207	(142,729)	43,207	(142,729)
Foreign exchange loss	—	—	—	—	(42,678)	210,713	(42,678)	210,713
Disposition of oil and gas properties (gain) loss	(3,883)	1,769	(40,024)	(250)	—	—	(43,907)	1,519
Other expense (income)	—	—	—	—	8,152	(8,448)	8,152	(8,448)
	649,551	627,893	518,287	1,479,690	191,927	259,442	1,359,766	2,367,025
Net income (loss) before income taxes	(387,639)	(174,112)	(178,220)	(1,053,472)	(191,927)	(259,442)	(757,787)	(1,487,026)
Income tax (recovery) expense
Current income tax (recovery) expense	(6,577)	6,577	(1,156)	1,946	(309)	384	(8,042)	8,907
Deferred income tax (recovery) expense	(99,215)	(39,191)	(112,907)	(324,940)	(52,439)	11,078	(264,561)	(353,053)
	(105,792)	(32,614)	(114,063)	(322,994)	(52,748)	11,462	(272,603)	(344,146)
Net income (loss)	$(281,847)	$(141,498)	$(64,157)	$(730,478)	$(139,179)	$(270,904)	$(485,184)	$(1,142,880)

Total oil and natural gas capital expenditures (1)	$16,990	$72,891	$144,673	$449,796	$—	$—	$161,663	$522,687
(1) Includes acquisitions, net of proceeds from divestitures.

As at	December 31, 2016	December 31, 2015
Canadian assets	1,625,546	$2,059,903
U.S. assets	2,955,965	3,304,647
Corporate assets	12,574	123,948
Total consolidated assets	4,594,085	$5,488,498

6.	EXPLORATION AND EVALUATION ASSETS

	December 31, 2016	December 31, 2015
Balance, beginning of year	$578,969	$542,040
Capital expenditures	4,716	5,642
Property acquisitions, net of divestitures	102	1,813
Impairment	(166,617)	—
Exploration and evaluation expense	(5,976)	(8,775)
Transfer to oil and gas properties	(85,069)	(38,062)
Divestitures	(2,455)	(1,588)
Foreign currency translation	(15,208)	77,899
Balance, end of year	$308,462	$578,969

During the year ended December 31, 2016, the Company derecognized $166.6 million of exploration and evaluation assets in the U.S. CGU due to changes to the Company's development plan, which resulted in possible reserves being reclassified to contingent resources. In addition, the Company also transferred $85.1 million from exploration and evaluation assets to oil and gas properties upon establishment of proved and probable reserves in the U.S. CGU that were previously classified as possible reserves.

At December 31, 2016, there were no indicators of impairment for exploration and evaluation assets relating to CGUs in Canada.

7.	OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2014	$6,431,760	$(1,447,844)	$4,983,916
Capital expenditures	515,397	—	515,397
Property acquisitions	551	—	551
Transferred from exploration and evaluation assets	38,062	—	38,062
Change in asset retirement obligations	10,722	—	10,722
Divestitures	(20,096)	19,449	(647)
Impairment	—	(755,613)	(755,613)
Foreign currency translation	607,885	(68,509)	539,376
Depletion	—	(657,589)	(657,589)
Balance, December 31, 2015	$7,584,281	$(2,910,106)	$4,674,175
Capital expenditures	220,067	—	220,067
Property acquisitions	54	—	54
Transferred from exploration and evaluation assets	85,069	—	85,069
Change in asset retirement obligations	35,714	—	35,714
Divestitures	(59,874)	42,959	(16,915)
Impairment	—	(256,559)	(256,559)
Foreign currency translation	(101,274)	15,616	(85,658)
Depletion	—	(503,778)	(503,778)
Balance, December 31, 2016	$7,764,037	$(3,611,868)	$4,152,169

For the year ended December 31, 2016, the Company recorded total impairment expense to oil and gas properties of $256.6 million (2015 - $755.6 million).

U.S. Assets

On July 27, 2016, the Company disposed of its operated interest in certain Eagle Ford properties for proceeds of $54.2 million, which consisted of $11.8 million of oil and gas properties and $2.3 million of exploration and evaluation assets, resulting in a gain on disposition of $40.1 million.

At December 31, 2016, the Company had no indicators of impairment in the U.S. CGU and as a result no impairment assessment was performed.

At December 31, 2015, indicators of impairment arose as a result of declining commodity prices. Impairment of $992.9 million ($741.3 million net of tax) was recorded in the U.S. CGU as a reduction to oil and gas properties of $709.9 million and the Company's remaining goodwill of $282.9 million. The recoverable amount for the U.S. CGU was not sufficient to support the carrying amounts of the assets resulting in the impairment at December 31, 2015. The recoverable amount of oil and gas properties of $3,222.0 million for the U.S. CGU was estimated based on their fair value less costs of disposal at December 31, 2015.

Canadian Assets

At September 30, 2016, the Company recorded a $26.6 million impairment expense in its Lloydminster CGU on assets that were reclassified from oil and gas assets to assets held for sale prior to their disposition in the fourth quarter of 2016. The carrying value of the assets transferred to assets held for sale exceeded the fair value (being the sales price) resulting in the impairment. During 2016, the Company disposed of certain non-core assets in Canada for total proceeds of $9.0 million, which consisted of $5.1 million of oil and gas properties and $0.1 million of exploration and evaluation assets, resulting in a gain on disposition of $3.8 million.
At December 31, 2016, indicators of impairment existed for the Peace River CGU as a result of downward technical revisions to reserves. Impairment of $230.0 million was recorded in the Peace River CGU. The recoverable amount for the Peace River CGU was not sufficient to support the carrying amounts of the assets resulting in the impairment at December 31, 2016. The recoverable amount of oil and gas properties of $550.2 million for the Peace River CGU was estimated based on their fair value less costs of disposal at December 31, 2016. For impairment assessments of oil and gas properties, the Company estimates the recoverable amount using a discounted cash flow model based on an independent reserve report approved by the Board of Directors on an annual basis and a range of pre-tax discount rates of 10% to 15%.
The recoverable amount of the Peace River CGU was calculated at December 31, 2016 using the following benchmark reference prices for the years 2017 to 2021 adjusted for commodity differentials specific to the Company:

	2017	2018	2019	2020	2021
WTI crude oil (US$/bbl)	55.00	65.00	70.00	71.40	72.83
NYMEX natural gas (US$/MMBtu)	3.50	3.50	3.50	4.00	4.08
Exchange rate (CAD/USD)	1.28	1.22	1.18	1.18	1.18

This data is combined with assumptions relating to long-term prices, inflation rates and exchange rates together with estimates of transportation costs and pricing of competing fuels to forecast long-term energy prices, consistent with external sources of information. The prices and costs subsequent to 2021 have been adjusted for inflation at an annual rate of 2.0%.

The fair value less costs of disposal values used to determine the recoverable amount of the Peace River CGU are classified as Level 3 fair value measures as they are based on the Company's estimate of key assumptions that are not based on observable market data.

The results of the impairment test are sensitive to changes in any of the key judgments, such as a revision in reserves, a change in forecast commodity prices, expected royalties, future development capital expenditures or expected future production costs, which could decrease or increase the recoverable amounts of assets and result in additional impairment or recovery of impairment. For the Peace River CGU, an increase in the discount rate of 1 percent would result in additional impairment of $26.4 million. A decrease in commodity prices of 5 percent would result in additional impairment of $59.9 million.

In November 2015, the Company completed a disposition of certain non-core assets in its Lloydminster CGU and recorded an impairment of $45.7 million.

8.	OTHER PLANT AND EQUIPMENT

	Cost	Accumulated depreciation	Net book value
Balance, December 31, 2014	$76,708	$(42,440)	$34,268
Capital expenditures	3,577	—	3,577
Dispositions	(7,684)	—	(7,684)
Foreign currency translation	277	(147)	130
Depreciation	—	(4,267)	(4,267)
Balance, December 31, 2015	72,878	(46,854)	26,024
Capital expenditures	1,934	—	1,934
Dispositions, net of acquisitions	(7,063)	—	(7,063)
Foreign currency translation	(51)	46	(7)
Depreciation	—	(4,531)	(4,529)
Balance, December 31, 2016	67,698	(51,339)	16,359

9.	BANK LOAN

	December 31, 2016	December 31, 2015
Bank loan - U.S. dollar denominated(1)	$191,286	$237,861
Bank loan - Canadian dollar denominated	—	18,888
Bank loan - principal	191,286	256,749
Unamortized debt issuance costs	(3,332)	(4,577)
Bank loan	$187,954	$252,172

(1)	U.S. dollar denominated bank loan balance as at December 31, 2016 was US$142.5 million (US$171.9 million as December 31, 2015)

On March 31, 2016, Baytex amended its credit facilities to grant the banking syndicate first priority security over its assets. The amended revolving extendible secured credit facilities are comprised of a US$25 million operating loan and a US$350 million syndicated loan for Baytex and a US$200 million syndicated loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. (collectively, the "Revolving Facilities").

The Revolving Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The facilities contain standard commercial covenants as detailed below and do not require any mandatory principal payments prior to maturity on June 4, 2019. Baytex may request an extension of the Revolving Facilities which could extend the revolving period for up to four years (subject to a maximum four-year period at any time). Advances (including letters of credit) under the Revolving Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates, plus applicable margins. In the event that Baytex exceeds any of the covenants under the Revolving Facilities, Baytex may be required to repay, refinance or renegotiate the loan terms and may be restricted from taking on further debt or paying dividends to shareholders.

At December 31, 2016, Baytex had $12.6 million of outstanding letters of credit (December 31, 2015 - $12.4 million) under the Revolving Facilities.

At December 31, 2016, Baytex was in compliance with all of the covenants contained in the Revolving Facilities. The following table summarizes the financial covenants contained in the Revolving Facilities and Baytex's compliance therewith as at December 31, 2016.

Ratio for the Quarter(s) ending:
Covenant Description	Position as at December 31, 2016	December 31, 2016 to March 31, 2018	June 30, 2018 to September 30, 2018	December 31, 2018	Thereafter
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.6:1.00	5.00:1.00	4.50:1.00	4.00:1.00	3.50:1.00
Interest Coverage (3) (Minimum Ratio)	3.6:1.00	1.25:1.00	1.50:1.00	1.75:1.00	2.00:1.00

(1)
"Senior Secured Debt" is defined as the principal amount of the bank loan and other secured obligations identified in the credit agreement. As at December 31, 2016, the Company's Senior Secured Debt totaled $204 million.

(2)
Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income (loss) for financing and interest expenses, income tax, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration and evaluation expenses, unrealized gains and losses on financial derivatives and foreign exchange and share-based compensation) and is calculated based on a trailing twelve month basis. Bank EBITDA for the twelve months ended December 31, 2016 was $373 million.

(3)
Interest coverage is computed as the ratio of Bank EBITDA to financing and interest expenses excluding non-cash interest and accretion on asset retirement obligations, and is calculated on a trailing twelve month basis. Financing and interest expenses for the twelve months ended December 31, 2016 were $104 million.

10.	LONG-TERM NOTES

	December 31, 2016	December 31, 2015
7.5% notes (US$6,400 – principal) due April 1, 2020	$8,593	$8,858
6.75% notes (US$150,000 – principal) due February 17, 2021	201,405	207,600
5.125% notes (US$400,000 – principal) due June 1, 2021	537,080	553,600
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	300,000	300,000
5.625% notes (US$400,000 – principal) due June 1, 2024	537,080	553,600
Total long-term notes - principal	1,584,158	1,623,658
Unamortized debt issuance costs	(18,042)	(20,901)
Total long-term notes - net of unamortized debt issuance costs	$1,566,116	$1,602,757

The long-term notes do not contain any significant financial maintenance covenants. The long-term notes contain a debt incurrence covenant that restricts the Company's ability to raise additional debt beyond the existing Revolving Facilities and long-term notes unless the Company maintains a minimum fixed charge coverage ratio (computed as the ratio of Bank EBITDA (as defined in note 9) to financing and interest expenses on a trailing twelve month basis) of 2.5:1. As at December 31, 2016, the fixed charge coverage ratio was 3.59:1.00.

11.	ASSET RETIREMENT OBLIGATIONS

	December 31, 2016	December 31, 2015
Balance, beginning of year	$296,002	$286,032
Liabilities incurred	5,642	4,964
Liabilities settled	(5,616)	(10,888)
Liabilities acquired	—	593
Liabilities divested	(10,590)	(10,578)
Accretion	6,174	6,262
Change in estimate(1)	20,402	33,266
Changes in discount rates and inflation rates	20,260	(17,523)
Foreign currency translation	(757)	3,874
Balance, end of year	$331,517	$296,002

(1)	Changes in the estimated costs, the timing of abandonment and reclamation and the status of wells are factors resulting in a change in estimate.

The Company’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities using existing technology and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 50 years. The undiscounted amount of estimated cash flow required to settle the asset retirement obligations is $605.4 million (December 31, 2015 - $561.4 million). The discounted amount of estimated cash flow required to settle the asset retirement obligations at December 31, 2016 using an estimated annual inflation rate of 1.75% (December 31, 2015 - 1.50%) and discounted at a risk free rate of 2.25% (December 31, 2015 - 2.25%) is $331.5 million (December 31, 2015 - $296.0 million).

12.	SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at December 31, 2016, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meetings of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2014	168,107	$3,580,825
Transfer from contributed surplus on vesting and conversion of share awards	1,092	41,836
Issued for cash	36,455	632,494
Issuance costs, net of tax	—	(19,301)
Issued pursuant to dividend reinvestment plan	4,929	60,977
Balance, December 31, 2015	210,583	$4,296,831
Transfer from contributed surplus on vesting and conversion of share awards	958	14,522
Issued for cash	21,908	115,014
Issuance costs, net of tax	—	(3,706)
Balance, December 31, 2016	233,449	$4,422,661

On December 12, 2016, Baytex issued 21,907,500 common shares for aggregate gross proceeds of approximately $115.0 million ($109.9 million net of issue costs). Issuance costs of $5.1 million ($3.7 million after tax) were incurred and recorded as a reduction to shareholders' capital.

On April 2, 2015, Baytex issued 36,455,000 common shares for aggregate gross proceeds of approximately $632.5 million ($606.0 million net of issue costs). Issuance costs of $26.4 million ($19.3 million after tax) were incurred and recorded as a reduction to shareholders' capital.

Baytex has a Dividend Reinvestment Plan (the “DRIP”) that allows eligible holders in Canada and the United States to reinvest their monthly cash dividends to acquire additional common shares. At the discretion of Baytex, common shares will either be issued from treasury or acquired in the open market at prevailing market prices.  Pursuant to the terms of the DRIP, common shares are issued from treasury at a three percent discount to the arithmetic average of the daily volume weighted average trading prices of the common shares on the Toronto Stock Exchange (in respect of participants resident in Canada or any jurisdiction other than the United States) or the New York Stock Exchange (in respect of participants resident in the United States) for the period commencing on the second business day after the dividend record date and ending on the second business day immediately prior to the dividend payment date. Baytex reserves the right at any time to change or eliminate the discount on common shares acquired through the DRIP from treasury. During the year ended December 31, 2015, a total of 4,928,529 common shares were issued in accordance with this plan.

During the year ended December 31, 2015, the Company declared dividends of $0.80 per share totaling $154.0 million ($96.6 million, net of DRIP). The Company suspended the monthly dividend in September 2015 due to commodity prices and to preserve liquidity.

13.	SHARE AWARD INCENTIVE PLAN
The Company recorded compensation expense related to the share awards of $13.9 million for the year ended December 31, 2016 ($24.6 million for the year ended December 31, 2015).

The weighted average fair value of share awards granted during the year ended December 31, 2016 was $3.04 per restricted and performance award (for the year ended December 31, 2015, $17.17 per restricted and performance award).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards(1)	Total number of share awards
Balance, December 31, 2014	747	615	1,362
Granted	615	503	1,118
Vested and converted to common shares	(432)	(382)	(814)
Forfeited	(201)	(123)	(324)
Balance, December 31, 2015	729	613	1,342
Granted	1,313	1,583	2,896
Vested and converted to common shares	(450)	(409)	(859)
Forfeited	(84)	(50)	(134)
Balance, December 31, 2016	1,508	1,737	3,245
(1) Based on underlying awards before applying the payout multiplier which can range from 0x to 2x.

During the year, the Company identified an immaterial error relating to share-based compensation expense in the previously issued financial statements. The estimated forfeiture rate was improperly applied to share awards that had previously vested and transferred to share capital, thereby understating share-based compensation expense. The Company concluded that the error was not material to the Company’s previously filed financial statements and the corrected adjustments have been applied to the comparative information in these consolidated financial statements.
For the year ended December 31, 2015, an adjustment of $9.2 million has been recorded to increase both the share-based compensation expense and contributed surplus. Net loss per share (basic and diluted) increased by $0.05 per share to $5.77 per share for the year ended December 31, 2015. As at January 1, 2015, an adjustment of $8.2 million has been recorded to increase both the deficit and contributed surplus. As this adjustment was not material, an opening statement of financial position as at January 1, 2015 is not presented.

14.	NET INCOME (LOSS) PER SHARE
Baytex calculates basic income per share based on the net income (loss) attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the year.

	Years Ended December 31
	2016			2015
	Net loss	Common shares (000s)	Net loss per share	Net loss	Common shares (000s)	Net loss per share
Net income (loss) - basic	$(485,184)	212,298	$(2.29)	$(1,142,880)	198,207	$(5.77)
Dilutive effect of share awards	—	—	—	—	—	—
Net income (loss) - diluted	$(485,184)	212,298	$(2.29)	$(1,142,880)	198,207	$(5.77)

For the year ended December 31, 2016, 3.2 million share awards were anti-dilutive (December 31, 2015 - 1.3 million share awards).

15.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Years Ended December 31
	2016	2015
Net income (loss) before income taxes	$(757,787)	$(1,487,026)
Expected income taxes at the statutory rate of 27.00% (2015 - 26.24%)(1)	(204,602)	(390,196)
Increase (decrease) in income tax recovery resulting from:
Share-based compensation	3,610	6,449
Non-taxable portion of foreign exchange (gain) loss	(5,309)	27,910
Effect of change in income tax rates(1)	1,180	13,246
Effect of rate adjustments for foreign jurisdictions	(63,745)	(120,943)
Effect of change in deferred tax benefit not recognized(2)	(5,309)	40,142
Impairment of goodwill	—	74,025
Other	1,572	5,221
Income tax (recovery)	$(272,603)	$(344,146)

(1)	Expected income tax rate increased due to an increase in the corporate income tax rate in Alberta (from 10% to 12%), offset by a decrease in the Texas franchise tax rate (from 1.00% to 0.75%).

(2)
A deferred income tax asset has not been recognized for allowable capital losses of $129 million related to the unrealized foreign exchange losses arising from the translation of U.S. dollar denominated long-term notes ($149 million as at December 31, 2015).

In June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency (the “CRA”) that deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2015. These reassessments follow the previously disclosed letter from the CRA received by Baytex in November 2014 proposing to issue such reassessments.
Baytex remains confident that the tax filings of the affected entities are correct and in September 2016, filed a notice of objection for each notice of reassessment received. These notices of objection will be reviewed by the Appeals Division of CRA; a process that Baytex estimates could take up to two years. If the Appeals Division upholds the notices of reassessment Baytex has the right to appeal to the Tax Court of Canada; a process that Baytex estimates could take a further two years. Should Baytex be unsuccessful at the Tax Court of Canada, additional appeals are available; a process that Baytex estimates could take another two years and potentially longer. The reassessments do not require Baytex to pay any amounts in order to participate in the appeals process.
By way of background, Baytex acquired all of the interests in several privately held commercial trusts in 2010 with accumulated non-capital losses of $591 million (the “Losses”). The Losses were subsequently used to reduce the taxable income of those trusts. The reassessments disallow the deduction of the Losses under the general anti-avoidance rule of the Income Tax Act (Canada). If, after exhausting available appeals, the deduction of Losses continues to be disallowed, Baytex would owe cash taxes for the years 2012 through 2015 and an additional amount for late payment interest. The amount of cash taxes owing and the late payment interest are dependent upon the amount of unused tax shelter available to offset the reassessed income, including tax shelter from future years available for “carry back” to the years 2012 through 2015.

A continuity of the net deferred income tax liability is detailed in the following tables:

As at	January 1, 2016	Recognized in Net Loss	Share Issuance Costs	Foreign Currency Translation Adjustment	December 31, 2016
Taxable temporary differences:
Petroleum and natural gas properties	$(1,105,470)	$112,710	$—	$25,181	$(967,579)
Financial derivatives	(29,961)	37,830	—	—	7,869
Deferred income	(28,387)	27,968	—	—	(419)
Other	(6,595)	2,327	1,370	(2,120)	(5,018)
Deductible temporary differences:
Asset retirement obligations	83,189	10,231	—	(404)	93,016
Financial derivatives	1,582	(1,582)	—	—	—
Non-capital losses	383,450	30,530	—	(9,028)	404,952
Finance costs	46,937	44,547	—	—	91,484
Net deferred income tax liability(1)	$(655,255)	$264,561	$1,370	$13,629	$(375,695)

(1)	Non-capital loss carry-forwards at December 31, 2016 totaled $1,191.7 million and expire from 2023 to 2036.

A continuity of the net deferred income tax liability is detailed in the following tables:

As at	January 1, 2015	Recognized in Net Loss	Share Issuance Costs	Foreign Currency Translation Adjustment	December 31, 2015
Taxable temporary differences:
Petroleum and natural gas properties	$(1,136,083)	$188,781	$—	$(158,168)	$(1,105,470)
Financial derivatives	(45,950)	15,989	—	—	(29,961)
Deferred income	(81,979)	53,592	—	—	(28,387)
Other	(7,222)	(10,096)	7,099	3,624	(6,595)
Deductible temporary differences:
Asset retirement obligations	74,918	6,880	—	1,391	83,189
Financial derivatives	5,341	(3,759)	—	—	1,582
Non-capital losses	227,370	112,802	—	43,278	383,450
Finance costs	58,073	(11,136)	—	—	46,937
Net deferred income tax liability(1)	$(905,532)	$353,053	$7,099	$(109,875)	$(655,255)

(1)	Non-capital loss carry-forwards at December 31, 2015 totaled $1,110.0 million and expire from 2023 to 2035.

16.	FINANCING AND INTEREST

	Years Ended December 31
	2016	2015
Interest on bank loan	$12,860	$14,303
Interest on long-term notes	90,825	89,101
Non-cash financing	4,340	1,994
Accretion on asset retirement obligations	6,174	6,262
Financing and interest	$114,199	$111,660

17.	FOREIGN EXCHANGE

	Years Ended December 31
	2016	2015
Unrealized foreign exchange (gain) loss	$(41,436)	$213,999
Realized foreign exchange gain	(1,242)	(3,286)
Foreign exchange (gain) loss	$(42,678)	$210,713

18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, financial derivatives, bank loan and long-term notes.

Categories of Financial Instruments

The estimated fair values of the financial instruments have been determined based on the Company's assessment of available market information. To estimate fair values of its financial instruments, Baytex uses quoted market prices when available, or third-party models and valuation methodologies that use observable market data. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than financial derivatives, bank loan and long-term notes, are equal to their carrying amounts due to the short-term maturity of these instruments. The fair value of financial derivatives are based on mark-to-market values of the underlying financial derivative contracts. The fair value of the bank loan approximates its carrying value as it is at a market rate of interest. The fair value of the long-term notes are based on the trading value of the notes.

Fair Value of Financial Instruments

Baytex classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying value and fair value of the Company's financial instruments carried on the consolidated statements of financial position are classified into the following categories:

	December 31, 2016		December 31, 2015
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL(1)
Cash	$2,705	$2,705	$247	$247	Level 1
Derivatives	2,219	2,219	110,990	110,990	Level 2
Total FVTPL(1)	$4,924	$4,924	$111,237	$111,237

Loans and receivables
Trade and other receivables	$112,171	$112,171	$98,093	$98,093	—
Total loans and receivables	$112,171	$112,171	$98,093	$98,093

Financial Liabilities
FVTPL(1)
Derivatives	$(31,365)	$(31,365)	$—	$—	Level 2
Total FVTPL(1)	$(31,365)	$(31,365)	$—	$—

Other financial liabilities
Trade and other payables	$(112,973)	$(112,973)	$(267,838)	$(267,838)	—
Bank loan	(187,954)	(191,286)	(252,172)	(256,749)	—
Long-term notes	(1,566,116)	(1,435,165)	(1,602,757)	(1,287,679)	Level 1
Total other financial liabilities	$(1,867,043)	$(1,739,424)	$(2,122,767)	$(1,812,266)

(1)	FVTPL means fair value through profit or loss.

There were no transfers between Level 1 and 2 in either 2016 or 2015.

Financial Risk

Baytex is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Company monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Company does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign Currency Risk

Baytex is exposed to fluctuations in foreign exchange rates as a result of the U.S. dollar portion of its bank loan and long-term notes, crude oil sales based on U.S. dollar benchmark prices and commodity contracts that are settled in U.S. dollars. The Company's net income (loss), comprehensive income (loss) and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of foreign exchange rate fluctuations, the Company may enter into agreements to fix the Canadian dollar -U.S. dollar exchange rate. At December 31, 2016, the Company did not have any currency derivative contracts outstanding.

A $0.01 increase or decrease in the CAD/USD foreign exchange rate on the revaluation of outstanding U.S. dollar denominated assets and liabilities, would impact net income (loss) before income taxes by approximately $9.8 million.
The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
U.S. dollar denominated	US$66,950	US$124,218	US$1,197,732	US$1,240,308

Interest Rate Risk

The Company's interest rate risk arises from the floating rate Revolving Facilities (note 9). As at December 31, 2016, $191.3 million of the Company's total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income (loss) before income taxes for the year ended December 31, 2016 by approximately $3.2 million. Baytex uses a combination of short-term and long-term debt to finance operations.

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivatives are governed by a Risk Management Policy approved by the Board of Directors of Baytex which sets out limits on the use of derivatives. Baytex does not use financial derivatives for speculative purposes. Baytex's financial derivative contracts are subject to master netting agreements that create a legally enforceable right to offset by the counterparty the related financial assets and financial liabilities.

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at December 31, 2016, a 10% increase in oil prices would increase the unrealized loss at December 31, 2016 by $39.0 million, while a 10% decrease would decrease the unrealized loss at December 31, 2016 by $41.4 million.

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at December 31, 2016, a 10% increase in natural gas prices would increase the unrealized loss at December 31, 2015 by $6.5 million, while a 10% decrease would decrease the unrealized loss at December 31, 2015 by $8.1 million.

Financial Derivative Contracts

Baytex had the following financial derivative contracts:

	Period	Volume	Price/Unit(1)	Index	Fair Value(3) ($ millions)
Oil
3-way option(2)	Jan 2017 to Dec 2017	14,500 bbl/d	US$58.60/US$47.17/US$37.24	WTI	$(14.8)
Basis swap	Jan 2017 to Dec 2017	1,500 bbl/d	WTI less US$13.42	WCS	$2.2
Fixed - Sell	Jan 2017 to Dec 2017	3,500 bbl/d	US$54.46	WTI	$(3.2)
Fixed - Sell	Jan 2018 to Dec 2018	2,000 bbl/d	US$54.40	WTI	$(2.0)
Basis swap(4)	Mar 2017 to Jun 2017	1,000 bbl/d	WTI less US$14.30	WCS	$—
Basis swap(4)	Apr 2017 to Jun 2017	2,000 bbl/d	WTI less US$13.50	WCS	$—
Basis swap(4)	Jul 2017 to Sep 2017	2,000 bbl/d	WTI less US$14.25	WCS	$—

Natural Gas
Fixed - Sell	Jan 2017 to Dec 2017	22,500 mmBtu/d	US$2.98	NYMEX	$(7.2)
Fixed - Sell	Jan 2018 to Dec 2018	7,500 mmBtu/d	US$3.00	NYMEX	$(0.5)
Fixed - Sell	Jan 2017 to Dec 2017	22,500 GJ/d	$2.85	AECO	$(3.3)
Fixed - Sell	Jan 2018 to Dec 2018	5,000 GJ/d	$2.67	AECO	$(0.3)
Total					$(29.1)
Current asset					$2.2
Current liability					$(28.5)
Non-current liability					$(2.8)

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)
Producer 3-way option consists of a sold call, a bought put and a sold put. To illustrate, in a US$60/US$50/US$40 contract, Baytex receives WTI + US$10/bbl when WTI is at or below US$40/bbl; Baytex receives US$50/bbl when WTI is between US$40/bbl and US$50/bbl; Baytex receives the market price when WTI is between US$50/bbl and US$60/bbl; and Baytex receives US$60/bbl when WTI is above US$60/bbl.

(3)	Fair values as at December 31, 2016. For the purposes of the table, contracts entered subsequent to December 31, 2016 will have no fair value assigned.

(4)	Contracts entered subsequent to December 31, 2016.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income (loss) and comprehensive income (loss):

	Years Ended December 31
	2016	2015
Realized financial derivatives gain	$(96,929)	$(197,545)
Unrealized financial derivatives loss - commodity	140,136	54,318
Unrealized financial derivatives loss - redemption feature on long-term notes	—	498
Financial derivatives loss (gain)	$43,207	$(142,729)

Physical Delivery Contracts

The following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company's expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Price/Unit(1)
WCS Blend(2)	Mar 2017 to Jun 2017	2,000 bbl/d	WTI less US$14.33

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Contracts entered subsequent to December 31, 2016.

As at December 31, 2016, Baytex had committed to deliver the following volumes of raw bitumen to market on rail:

	Period	Term volume
Raw bitumen	Jan 2017 to Mar 2017	5,650 bbl/d
Raw bitumen	Apr 2017 to Dec 2017	5,000 bbl/d

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Such strategies include monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements, opportunities to issue additional common shares as well as reducing capital expenditures. As at December 31, 2016, Baytex had available unused bank credit facilities in the amount of $580.8 million (as at December 31, 2015 - $820.1 million). In the event the Company is not able to comply with the financial covenants contained in agreements with its lenders, the Company's ability to access additional debt may be restricted.
The timing of cash outflows relating to financial liabilities as at December 31, 2016 is outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$112,973	$112,973	$—	$—	$—
Bank loan(1) (2)	191,286	—	191,286	—	—
Long-term notes(2)	1,584,158	—	—	747,078	837,080
Interest on long-term notes(3)	404,769	64,325	128,650	127,847	83,947
	$2,293,186	$177,298	$319,936	$874,925	$921,027

(1)
The bank loan is covenant-based with a revolving period that is extendible annually for up to a four-year term. Unless extended, the revolving period will end on June 4, 2019, with all amounts to be repaid on such date.

(2)	Principal amount of instruments.

(3)	Excludes interest on bank loan as interest payments on bank loans fluctuate based on interest rate and bank loan balance.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. Most of the Company's trade and other receivables relate to petroleum and natural gas sales and are exposed to typical industry credit risks. Baytex reviews its exposure to individual entities on a regular basis and manages its credit risk by entering into sales contracts with only creditworthy entities. Letters of credit and/or parental guarantees may be obtained prior to the commencement of business with certain counterparties. None of the Company's financial assets are secured by any other type of collateral. Credit risk may also arise from financial derivative instruments. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers all financial assets that are not impaired or past due to be of good credit quality.

The majority of the Company's credit exposure on accounts receivable at December 31, 2016 relates to accrued revenues for December 2016. Accounts receivables from purchasers of the Company's petroleum and natural gas sales are typically collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months following production. At December 31, 2016, $17.8 million of accounts receivable relates to joint interest receivables from the operator of our joint operations in the Eagle Ford.

Should Baytex determine that the ultimate collection of a receivable is in doubt, the carrying amount of accounts receivable is reduced by the use of an allowance for doubtful accounts and a charge to net income (loss). If the Company subsequently determines the accounts receivable is uncollectible, the receivable and allowance for doubtful accounts are adjusted accordingly. For the year ended December 31, 2016, there were no changes to the allowance for doubtful accounts (2015 - $0.1 million added).

As at December 31, 2016, allowance for doubtful accounts was $1.4 million (2015 - $1.4 million). In determining whether amounts past due are collectible, the Company will assess the nature of the past due amounts as well as the credit worthiness and past payment history of the counterparty. As at December 31, 2016, accounts receivable that Baytex has deemed past due (more than 90 days) but not impaired was $0.9 million (2015 - $1.4 million).

The Company's trade and other receivables were aged as follows at December 31, 2016:

Trade and Other Receivables Aging(1)	December 31, 2016
Current (less than 30 days)	$82,968
31-60 days	1,234
61-90 days	288
Past due (more than 90 days)	934
$85,424

(1)	Excludes $24.7 million of cash calls paid to the operator of our U.S. properties and $2.1 million of prepaid expenses that have been classified as trade and other receivables.

19.	SUPPLEMENTAL INFORMATION
Change in Non-Cash Working Capital Items

	Years Ended December 31
	2016	2015
Trade and other receivables	$(14,078)	$105,425
Trade and other payables	(154,865)	(130,423)
	$(168,943)	$(24,998)
Changes in non-cash working capital related to:
Operating activities	$(23,270)	$43,891
Investing activities	(135,743)	(70,968)
Current income tax paid on dispositions	—	(8,181)
Foreign currency translation on non-cash working capital	(9,930)	10,260
	$(168,943)	$(24,998)

Onerous Contracts

Onerous contracts result from unfavorable leases in which the unavoidable costs of meeting the obligations under the contracts exceed the economic benefits expected to be received.

Amount
Balance, December 31, 2014 and 2015	$—
Liabilities incurred	10,116
Liabilities settled	(770)
Foreign currency translation	158
Balance, December 31, 2016	$9,504

As at December 31, 2016, the Company has a provision totaling $9.5 million related to onerous contracts (December 31, 2015 - nil). The provision represents the difference between the minimum future payments that we are required to make and the estimated recoveries. During the year ended December 31, 2016, the Company recognized $10.1 million of losses on onerous contracts relating to an office sublease and a transportation agreement which were recorded in other expense (income).

Income Statement Presentation

Baytex's consolidated statements of income (loss) and comprehensive income (loss) are prepared primarily according to the nature of expense, with the exception of employee compensation costs which are included in both operating expense and general and administrative expense line items.

The following table details the amount of total employee compensation costs included in the operating expense and general and administrative expense.

	Years Ended December 31
	2016	2015
Operating	$9,528	$13,180
General and administrative	23,070	28,432
Total employee compensation costs	$32,598	$41,612

20.	COMMITMENTS AND CONTINGENCIES

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s cash flow from operations in an ongoing manner. A significant portion of these obligations will be funded by funds from operations. These obligations as of December 31, 2016, and the expected timing of funding of these obligations, are noted in the table below.

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Operating leases	$38,982	8,164	15,511	12,679	2,628
Processing agreements	48,833	9,631	11,130	9,043	19,029
Transportation agreements	59,172	10,998	23,670	22,674	1,830
Total	$146,987	$28,793	$50,311	$44,396	$23,487

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

Operating lease and sublease payments recognized as an expense during the year ended December 31, 2016 were $7.7 million (December 31, 2015 - $8.0 million). Baytex has entered into operating leases on office buildings in the ordinary course of business. The Company's operating lease agreements do not contain any contingent rent clauses. The Company has the option to renew or extend the leases on its office building with the new lease terms to be based on current market prices. None of the operating lease agreements contain purchase options or escalation clauses or any restrictions regarding dividends, further leases or additional debt.

The litigation and claims that Baytex is engaged with, which arose in the normal course of operations, are not expected to materially affect the Company's financial position or reported results of operations.

21.	RELATED PARTIES

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed separately in this note.

Transactions with key management personnel (including directors) are noted in the table below:

	Years Ended December 31
	2016	2015
Short-term employee benefits	7,278	$6,831
Share-based compensation	6,613	12,032
Termination payments	—	549
Total compensation for key management personnel	13,891	$19,412

22.	CAPITAL DISCLOSURES

The Company's objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of its business through maintenance of investor, creditor and market confidence.

Baytex considers its capital structure to include net debt and shareholders' equity. Baytex monitors capital based on the current and projected ratio of net debt to funds from operations and the current and projected level of its undrawn credit facilities. Historically and under normal operating conditions, the Company's objective is to maintain a net debt to funds from operations ratio of less than two times and to have access to undrawn credit facilities of not less than $100 million. The net debt to funds from operations ratio may increase beyond two times and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors including changes to commodity prices, acquisitions, and changes in the credit market.

These objectives and strategy are reviewed on an annual basis. With the significant decrease in commodity prices, Baytex's net debt to funds from operations ratio has exceeded its target but the Company has maintained access to at least $100 million in undrawn credit facilities. The Company's financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. In order to manage its capital, the Company may adjust its level of capital spending, issue new shares or debt, adjust the amount of its dividends or sell assets to reduce debt. In the current commodity environment the Company's objective is to have access to undrawn credit facilities of not less than $100 million and to manage its capital to maintain liquidity.

As at December 31, 2016, Baytex is in compliance with all financial covenants relating to its senior unsecured notes and Revolving Facilities.

	Years Ended December 31
	2016	2015
Cash flow from operating activities	$247,365	$549,420
Change in non-cash working capital	23,270	(43,891)
Asset retirement expenditures	5,616	10,888
Funds from operations(1)	$276,251	$516,417

	As at December 31
	2016	2015
Bank loan - principal	191,286	$256,749
Long-term notes - principal	1,584,158	1,623,658
Trade and other payables	112,973	267,838
Cash	(2,705)	(247)
Trade and other receivables	(112,171)	(98,093)
Net debt(1)	$1,773,541	$2,049,905

(1)
Funds from operations and net debt as presented does not have any standardized meaning prescribed by IFRS and, therefore, they may not be comparable with the calculation of similar measures for other entities.

	As at December 31
	2016	2015
Available undrawn credit facilities	$580,767	$820,051
Net debt to funds from operations ratio	6.4	4.0

23.	SUBSEQUENT EVENT

On January 20, 2017, Baytex acquired heavy oil properties in the Peace River area of Alberta for total consideration of $66 million. The consideration paid consists of $91 million of oil and gas assets, $5 million of accounts payable and $20 million of asset retirement obligations. The acquisition provides additional development opportunities and the acquired properties are located immediately adjacent to Baytex's existing Peace River lands.